[Letter head of M/A/R/C Inc.]


                                                       October 4, 1999


To Our Shareholders:

      We are pleased to inform you that M/A/R/C Inc. has entered into a definitive merger agreement with Omnicom Group Inc. Under the agreement, a subsidiary of Omnicom has commenced a cash tender offer for all the outstanding common shares of M/A/R/C at a price of $20 per share. The merger agreement also provides that M/A/R/C shares not purchased in the tender offer will be converted into the right to receive $20 per share in cash.

      Your Board of Directors has determined (one director abstaining) that the terms of the tender offer and the merger are fair to and in the best interests of M/A/R/C's shareholders and recommends that shareholders accept the Offer and tender their shares pursuant to the Offer. In arriving at its recommendation, the Board considered the factors described in the accompanying solicitation/recommendation statement on Schedule 14D-9, including the written opinion of our financial advisor, ING Barings LLC, to the effect that the consideration to be received by M/A/R/C's shareholders pursuant to the Offer and the merger is fair to the shareholders from a financial point of view. A copy of ING Barings' written opinion is attached to the Schedule 14D-9 as Schedule I.

      Omnicom's tender offer papers accompany this letter. These documents set forth all of the terms of the tender offer and provide instructions as to how to tender your shares. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the tender offer and the merger relevant to making an informed decision. Included in the accompanying Schedule 14D-9 is a discussion of the background and reasons considered by the Board in its decision to approve the tender offer and the merger. I urge you to read all these materials carefully and in their entirety.

      As M/A/R/C begins a new chapter in its corporate history, I, personally, along with your Board of Directors, management and the employees of the Company, thank you most sincerely for your support over the years.


                                            Very truly yours,

                                            /s/  SHARON M. MUNGER
                                            ------------------------------------
                                            Sharon M. Munger
                                            Chairman and Chief Executive Officer